CONFIDENTIAL

                                                   TeleHubLink Corporation
                                                   24 New England Executive Park
                                                   Burlington, MA 01803


       TELEHUBLINK CORPORATION
       July 9. 1999

                           MANAGEMENT AGREEMENT

Management Agreement, between TELEHUBLINK CORPORATION (THLC) (the "Company") and SERGE TRUDEAU RESOURCES (the "Management firm").

1. For good consideration, the COMPANY EMPLOYS THE MANAGEMENT FIRM on the following terms and conditions.

2. TERM OF EMPLOYMENT: Subject to the provisions for termination set forth below this agreement will begin on June 1st, 1999, and be for an initial period of six months and a maximum of twenty-four months unless sooner terminated.

3. SALARY: The Company shall pay to the Management firm a total of $17,000.00 (CDN$) per month, for the services of the Management firm including the services of Serge Trudeau.

4. STOCK OPTIONS: The Management firm will be granted 250,000 stock option shares, with the initial 50,000 shares vesting upon signature of the employment contract. The balance of 200,000 shares will vest in increments of 50,000 shares every six months upon completing certain milestones as agreed to by the President/CEO of THLC and the Management firm. In the event, the contract is canceled at any time by either party, any vested options would be included in any future
          (next) registration.

5. DUTIES AND POSITION: The Company hires the Management firm for the purposes of establishing an Internet Division. The Management firm guarantees that it will provide the following services to the Company:
          Sales management, consulting, business development, secretarial and technical coordinator.

6. MANAGEMENT FIRM MANDATE: The Management firm has established a set of commitments relative to sales volume, has "capped" the expenses through the utilization of Serge Trudeau Resources and has committed to a minimum of $600,000.00 EBIT for the first full year of operations.

7. MANAGEMENT FIRM TO DEVOTE FULL TIME TO COMPANY: The Management firm Management firm will devote full time, attention, and energies to the business of the Company and during the term of this agreement, will not engage in any other business activity unless agreed to by the Company. The Management firm is not prohibited from making personal investments in any other businesses provided those investments do not require active involvement in the operation of said companies.

8. CONFIDENTIALITY OF PROPRIETARY INFORMATION: The Management firm agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Management firm reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Management firm from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed. The right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Management firm for a breach or threatened breach of this condition, including the recovery of damages from the Management firm.


TELESERVICING FOR YOUR INTERNET NEEDS

9. REIMBURSEMENT OF EXPENSES: The Management firm may INCUR REASONABLE reasonable expenses outside of the services rendered within the management firm for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse the Management firm for all business expenses after the Management firm presents an itemized account of expenditures, pursuant to Company policy.

10. TERMINATION OF AGREEMENT: Without cause, the Company may terminate this agreement at any time upon 60 days' written notice to the Management firm. If the Company requests, the Management firm will continue to perform its duties and be paid up to the date of termination. In addition, the Management firm will be entitled on the date of termination to all vested stock options. Without cause, the Management firm may terminate employment upon 60 days' written notice to the Company. The Management firm may be required to perform its duties and will be paid to the date of termination but shall not receive a severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Management firm's employment upon Conditions:

          >> The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or

          >> The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or

          >> The Company's decision to terminate its business and liquidate its assets;

          >>    The merger or consolidation of the company with another company.

          >>    Bankruptcy or Chapter 11 Reorganization.

11. RESTRICTION ON POST EMPLOYMENT COMPENSATION: For a period of two ( 2 ) years after the end of employment, the Management firm shall not solicit any of its accounts or compete in similar businesses by operating within the Company's general trading area.

12. ASSISTANCE IN LITIGATION: Management firm shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

13. EFFECT OF PRIOR AGREEMENTS: This agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Management firm.

14. SETTLEMENT BY ARBITRATION: Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association. Judgment upon the award rendered may be entered in any court with jurisdiction.

15. LIMITED EFFECT OF WAIVER BY COMPANY. Should Company waive breach of any provision of this agreement by the Management firm, that waiver will not operate or be construed as a waiver of further breach by the Management firm.

16. SEVERABILITY: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Management firm shall be deemed reinstated as if this agreement had not been executed.

17. ASSUMPTION OF AGREEMENT BY COMPANY'S SUCCESSORS AND ASSIGNEES: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

18. ORAL MODIFICATIONS NOT BINDING: This instrument is the entire agreement of the Company and the Management firm. Oral changes shall have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

      Signed this 1st day of June, 1999.

       /s/ BRUCE W. YOUNG               /s/SERGE TRUDEAU
       ------------------               ----------------
       Bruce W. Young                   Serge Trudeau